FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: March, 2004
Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

          Press Release, dated March 29, 2004, relating to: Lafarge To Build A New Production Line in Bouskoura, Morocco

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, March 29, 2004

Lafarge To Build A New Production Line in Bouskoura, Morocco

Lafarge has today announced the decision by Lafarge Ciments (Morocco), its 50% subsidiary, to build a new production line in Bouskoura, Morocco, to increase the cement capacity by over 900,000 tonnes.

This investment will significantly reinforce the plant’s profitability. The production is scheduled to start at the beginning of 2006. The project is expected to create value quickly, due to market growth.

“Together with the successful start of our new cement plant in Tetouan, the increase of capacity in Bouskoura will enable us to pursue our development with very good returns in this fast-growing market. This is perfectly consistent with Lafarge’s long-term business strategy, particularly directed towards growing markets”, said Bernard Kasriel, CEO of Lafarge.

Notes to the Editors:

1.	Lafarge Ciments, a 50% subsidiary of Lafarge held in partnership with SNI (Société Nationale d’Investissement), has 4 cement plants in Bouskoura, Tangiers, Meknes and Tetouan, and a total capacity of 4.2 million tonnes, before the increase in capacity of the Bouskoura plant. In 2003, Lafarge Ciments posted sales of 275.3 million euros and a consolidated income of 106.5 million euros, increasing by 12.5% and 18.5% respectively, compared with 2002.

2.	Overall, in 2003, the Cement division of the Lafarge Group posted a 46% share of its sales and a 42% share of its operating income in developing countries.

3.	Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries and posted sales of €13.6 billion and operating income of €1.9 billion in 2003. Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS:	INVESTOR RELATIONS :

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-11-26 james.palmer@lafarge.com

Philippe Hardouin: 33-1 44-34-11-71 philippe.hardouin@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document number D03-0375 as updated on June 5, 2003 and November 17, 2003 and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 29, 2004	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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